Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated October 30, 2022, with respect to the financial statements and financial highlights of Nuveen Floating Rate Income Fund and Nuveen High Yield Income Fund, each a series of Nuveen Investment Trust III; Nuveen Flexible Income Fund and Nuveen Preferred Securities and Income Fund, each a series of Nuveen Investment Trust V; Nuveen Credit Income Fund and Nuveen Strategic Income Fund, each a series of Nuveen Investment Funds, Inc., as of August 31, 2022, incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

Chicago, Illinois

December 28, 2022